SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Global Clean Energy Holdings, Inc.

 (Name of Issuer)

Common Stock, $0.001 par value

 (Title of Class of Securities)

378989107

 (CUSIP Number)

March 13, 2013

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 378989107	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Targeted Growth, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION : Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5. SOLE VOTING POWER 40,000,000 shares

6. SHARED VOTING POWER 0

7. SOLE DISPOSITIVE POWER 40,000,000 shares

8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000,000 shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6%

12.	Type of Reporting Person (See Instructions) CO

Page 3 of 5 Pages

Item 1.
	(a)	Name of Issuer: Global Clean Energy Holdings, Inc.

	(b)	Address of Issuer's Principal Executive Offices:
100 West Broadway, #650, Long Beach, CA 90802

Item 2.
	(a)	Name of Person Filing: Targeted Growth, Inc.
	(b)	Address of Principal Business Office or, if none, Residence: 2815 Eastlake Ave E., Suite 300, Seattle, WA 98102
	(c)	Citizenship: Targeted Growth, Inc. is a Washington corporation
	(d)	Title of Class of Securities: Common Stock, $0.001 par value

	(e)	CUSIP Number: 378989107

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-US institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify type of institution: ______

  Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by items 4(a) – (c) is set forth in Rows 5-11 of the Cover Pages and is incorporated herein by reference.

(a)	Amount beneficially owned: 40,000,000 shares of Common Stock.

(b)	Percent of class: 13.6%

(c)	Number of shares as to which the person has: For information on voting and dispositive power with respect to the above listed shares, refer to Items 5-8 of the Cover Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2013

TARGETED GROWTH, INC.

BY:	/s/ Margaret McCormick
Margaret McCormick, Chief Operating Officer